EXHIBIT 99.1

GameSquare Esports Reports Record Revenue of US$10.1 Million in Third Quarter 2022

Third Quarter Revenue Grew by More Than 50% Over Second Quarter 2022 as the Company Enters Seasonally Strong Second Half

November 16, 2022, Toronto, Ontario – GameSquare Esports Inc. (CSE: GSQ; FRA: 29Q1; OTCQB: GMSQF) (“GameSquare”, “GameSquare Esports” or the “Company”), a gaming and esports company, today announced its results for the third quarter ended September 30, 2022 (all amounts in USD dollars, unless otherwise indicated). The Company has scheduled a conference call to discuss its record Q3 FY2022 financial results and provide a business update on November 16, 2022, at 5:00 pm ET at http://services.choruscall.ca/links/gamesquare2022q3.html.

Third Quarter 2022 Highlights

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Strong sales growth and momentum with record revenue of $10,133,280 in the three months ended September 30, 2022, compared to $1,979,031 in Q3 2021 and revenue of $21,829,246 in the nine months ended September 30, 2022, compared to $3,692,301 in the nine months ended August 31, 2021;

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Continued strong gross profit and gross margin expansion. The Company reported gross profit of $3,586,045 in the three months ended September 30, 2022, compared to $556,623 in Q3 2021 and gross profit of $8,248,407 in the nine months ended September 30, 2022, compared to $868,437 in the nine months ended August 31, 2021;

•	GameSquare reported gross margin of 35.4% in Q3 2022 compared to 28.1% in Q3 2021, and 37.7% in the nine months ended September 30, 2022, compared to 23.5% in the nine months ended August 31, 2021;

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Reported an adjusted EBITDA loss of $2,042,844 in the three months ended September 30, 2022, compared to a loss of $2,634,521 in Q3 2021, and a loss of $6,076,606 in the nine months ended September 30, 2022, compared to a loss of $4,740,268 in the nine months ended August 31, 2021;

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Reported net loss of $4,181,656 in the three months ended September 30, 2022, compared to a net loss of $10,268,510 in Q3 2021 and a net loss of $10,700,110 in the nine months ended September 30, 2022, compared to a loss of $20,745,407 in the nine months ended August 30, 2021;

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Increased 2022 revenue guidance to a range of $27.5 to $30.0 million with 2022 gross margin in a range of 35% to 40%, from its previously issued revenue target of $23.5 to $25.0 million, an approximately 20% increase;

•	Announced a $3.0 million non-brokered private placement which includes new strategic long-term investors financing at C$0.14, a premium to the market closing price;

•	GameSquare arranged and promoted the inaugural TimTheTatman Tailgate, one of the largest events of its kind within the esports industry and the first-ever hosted by an individual creator;

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Launched the MiO Level Up Challenge, pitting gaming stars and celebrities against one another to win cash prizes featuring influencers TimTheTatman, Thinnd,, and UFC Fighters Max Holloway, and Megan Anderson. MiO is a liquid water enhancer brand under the Kraft Heinz portfolio of food and beverage products;

•	Launched a new merchandise and consumer products company, Mission Supply, led by Derek Chestnut, former VP Consumer Products at FaZe Clan;

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Added experienced team members to support accelerating revenue growth, including Jill Peters as Chief Operating Officer, Paolo DiPasquale as Chief Strategy Officer, regional sales directors, and social media lead;

•	Presented at Leaders UK Summit with CEO Justin Kenna, and UFC superstar Max Holloway, a Complexity Stars founding member.

Subsequent Events

•	Appointed Jeremi Gorman, President Worldwide Advertising at Netflix, as an independent director of the Company;

•	Announced 2023 revenue guidance of $45.0 to $50.0 million with gross margin in a range of 35% to 40%, a 60% increase over 2022 guidance of $27.5to $30.0 million;

•	Partnered with Tyson Foods to produce the limited series “Chicken and a Video Game” featuring professional athletes including Karl-Anthony Towns and Micah Parsons;

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Announced that the prestigious Tempest Awards nominated Complexity Gaming as a finalist in the Esports Team of the Year category with TimTheTatman's Tailgate nominated as a finalist in the New Event of the Year category.

•	All-pro Dallas Cowboys cornerback Trevon Diggs joined Complexity Stars;

•	Jason Lake, the founder, and CEO of Complexity Gaming, received a Lifetime Achievement in Esports award at the Tempest Awards hosted at the HyperX Arena in Las Vegas, Nevada;

•	The TimeTheTatman Tailgate event was awarded the New Event of the Year at the Tempest Awards in Las Vegas, Nevada;

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Complexity Gaming joined the Halo Competitive Series as a partner team. Joining the HCS provides new revenue generating opportunities that are only provided to partner teams through the release of exclusive content, digital goods, merchandise collaborations and hosting of HCS events within the popular Halo Infinite game, published by Xbox Game Studios.

Management Commentary

"Our record quarterly revenue and strong operating results during the quarter reflect our robust business model, which we believe is at an inflection point as our business rapidly scales,” said Justin Kenna, CEO of GameSquare. “GameSquare reported more than 50% sequential growth in revenue over the prior quarter, hosted the first ever TimTheTatman Tailgate which was named the New Event of the Year, added new businesses to our vertically integrated platform, and invested in sales and marketing to support our outsized revenue growth. I am proud of the outstanding industry talent that we are attracting, and our fans and brands are committing time and money to what we are building”

“Our growing sales pipeline within our agencies, teams, content studio, and merchandise businesses is converting into significant, reoccurring contracts with leading companies,” added Mr. Kenna. “GameSquare is serving the needs of clients seeking to access our large and growing audience of more than 220 million. The work we are doing with brands like Lenovo, MiO Liquid Water Enhancer, Jack-in-the-Box, Tyson Foods, the NFL, Miller Lite, the Dallas Cowboys, and many more are helping us to drive industry leading growth. Our recently issued 2023 revenue guidance of US$45 to $50 million with gross margin of 35-40% and record third quarter revenue highlight the Company’s favorable outlook and demonstrates the success of our platform.”

“I would like to welcome Ms. Jeremi Gorman who has joined our Board of Directors,” said Mr. Kenna. “Jeremi is a proven media and entertainment executive. She is the President of Worldwide Advertising at Netflix and brings incredible insight and experience to our company having led revenue and sales at leading companies including Yahoo, Amazon, and Snap. I look forward to her contributions as a member of GameSquare’s board.”

Conference Call Details

CEO Justin Kenna, CFO Paul Bozoki, CSO Paolo DiPasquale, and President and Chairman Kevin Wright are scheduled to host a conference call for the investment community to discuss the financial results for the three and nine months ended September 30, 2022. Analysts and interested investors can join the call via the details below:

Date: Wednesday, November 16, 2022

Time: 5:00 pm ET

Webcast: http://services.choruscall.ca/links/gamesquare2022q3.html

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 Financial Review

	Three months ended	Three months ended	Nine months ended	Nine months ended
($ U.S. dollars)	September 30, 2022	August 31, 2021	September 30, 2022	August 31, 2021
		(Restated*)		(Restated*)
Revenue	$10,133,280	$1,979,031	$21,829,246	$3,692,301

Cost of sales	6,547,235	1,422,408	13,580,839	2,823,864

Gross profit	3,586,045	556,623	8,248,407	868,437

Other income
Interest and other income	1,512	2,521	6,053	3,287

Total other income	1,512	2,521	6,053	3,287

Expenses
Salaries, consulting and management fees	2,413,028	1,244,060	7,442,140	2,717,564
Player compensation	426,705	290,383	1,315,745	290,139
Professional fees	437,672	399,892	1,425,585	734,914
General office expenses	301,738	167,445	1,155,941	523,653
Selling and marketing expenses	2,780,025	860,106	3,239,090	876,512
Travel expenses	361,724	189,486	799,496	288,026
Shareholder communications and filing fees	12,454	33,585	101,994	130,554
Interest expense	56,885	127,493	276,238	129,475
Bad debt expense	114,750	(1,898)	114,750	45,064
Foreign exchange loss	(20,695)	10,606	(66,675)	5,566
Change in provision for reclamation deposit	15,403	-	15,403	-75,119
Share-based compensation	265,105	1,351,213	1,206,332	1,954,369
Transaction costs	-	4,718,091	-	12,057,971
Gain on disposition of assets available for sale	(46,915)	-	(46,915)	-
Amortization	669,490	1,579,167	2,030,108	2,261,824

Total expenses	7,787,369	10,969,629	19,009,232	21,940,512

Loss for the period before income taxes	(4,199,812)	(10,410,485)	(10,754,772)	(21,068,788)
Income tax (recovery)	(17,770)	(141,975)	(54,276)	(323,381)
Loss for the period	(4,182,042)	(10,268,510)	(10,700,496)	(20,745,407)

Other comprehensive loss
Items that will subsequently be reclassified to operations:
Foreign currency translation	(372,085)	(100,095)	(507,302)	220,537

Total comprehensive loss for the period	$(4,554,127)	$(10,368,605)	$(11,207,798)	$(20,524,870)

(Loss) profit for the period attributable to:
Owners of the parent	(4,182,042)	(10,294,076)	(10,714,214)	(20,775,628)
Non-controlling interest	-	25,566	13,718	30,221
	$(4,182,042)	$(10,268,510)	$(10,700,496)	$(20,745,407)
Basic and diluted net loss per share	$(0.02)	$(0.05)	$(0.04)	$(0.18)

Weighted average number of common shares outstanding - basic and diluted	272,426,342	191,051,221	255,057,363	117,061,379

About GameSquare Esports Inc.

GameSquare Esports Inc. is a vertically integrated, international digital media and entertainment company enabling global brands to connect and interact with gaming and esports fans. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., Cut+Sew (Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA, Complexity Gaming, a leading esports organization operating in the United States, Fourth Frame Studios, a multidisciplinary creative production studio, and Mission Supply, a merchandise and consumer products business. The Company is headquartered in Toronto, Canada.

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Contact

For further information, please contact investor relations:

Paolo DiPasquale, Chief Strategy Officer

Phone: (216) 464-6400

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s future financial performance, the Company’s ability to integrate and monetize its core asset portfolio, to accelerate its business objectives of revenue growth and profitability, to capitalize on the accelerating growth of esports audiences, to be a leader in bridging the gap between global brands and esports audiences, and to continue to build a pipeline of strategic acquisition targets in esports and sports and entertainment more broadly; the business and operations of the Company; and the Company’s ability to execute its business plan. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties as well as factors discussed in the Company’s Management’s Discussion and Analysis for the period ended September 30, 2022, and annual report filed on Form 20-F for the fiscal year ended December 31, 2021, which are available on SEDAR at www.sedar.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

In addition, the estimates of revenues may be considered “future oriented financial information” or “financial outlooks” (collectively, “FOFI”) within meaning of applicable securities legislation. FOFI has been prepared by the Company’s management to provide an outlook of the Company’s activities and has been approved as of the date of this news release. The Company believes that the prospective financial information has been prepared on a reasonable basis, reflecting management’s best estimates and judgments, and represents, to the management’s knowledge and opinion, the Company’s course of action. The reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such future-oriented financial information and financial outlooks.  FOFI, as with forward-looking statements generally, are, without limitation, based on assumptions and subject to the risks set out above. The Company’s actual financial position and results of operations may differ materially from management’s current expectations and, as a result, the Company’s revenue may differ materially from the revenue provided in this news release. Except as required by law, GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

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